SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. __) *

                     Total Containment, Inc.
                        (Name of Issuer)


                 Common Stock ($0.01 Per Share)
                 (Title of Class of Securities)


                           89149T 10 1
                         (CUSIP Number)


 Patrick W. Allender             George P. Stamas, Esquire
 Danaher Corporation             Piper & Marbury L.L.P.
 1250 24th Street, N.W.          1200 Nineteenth Street, N.W.
 Suite 800                       Washington, D.C.  20036-2430
 Washington, D.C.  20037         (202) 861-3900
 (202) 828-0850
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                           May 7, 1995
     (Date of Event which Requires Filing of this Statement)


If  the  filing  person has previously filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ___

Check the following box if a fee is being paid with this
statement:   x

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  89149T 10 1
1.  NAME OF REPORTING PERSON:     Danaher Corporation
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   59-
1995548
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)
3.  SEC USE ONLY
4.        SOURCE OF FUNDS*    WC
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

 NUMBER OF SHARES         7.   SOLE VOTING POWER   None

BENEFICIALLY OWNED           8.   SHARED VOTING POWER    2,601,000**
BY EACH REPORTING            9.   SOLE DISPOSITIVE POWER   None
   PERSON WITH               10.  SHARED DISPOSITIVE POWER   2,601,000**
          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          2,601,000**
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
          (11)
          56.0% (calculated by dividing (i) the 2,601,000 shares beneficially owned by the Reporting Person by (ii) the 4,641,600 shares of Common Stock outstanding).
          14.  TYPE OF REPORTING PERSON*  CO
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Voting power and dispositive power is shared based upon Danaher
Corporation's right to acquire such Shares pursuant to the Stock
Purchase Agreement described in Item 4 solely with respect to the matters disclosed in such Item.
     Item 1.  Security and Issuer


     This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Total Containment, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 422 Business Center, A130 North Drive, P.O. Box 939, Oaks, Pennsylvania 19456.

     Item 2.  Identity and Background

      The name of the person filing this Statement is Danaher Corporation, a Delaware corporation ("Danaher"). Danaher has its principal executive offices at 1250 24th Street, N.W., Suite 800, Washington, D.C. 20037. Danaher's principal business is the design, manufacture and marketing of industrial and consumer products.

      Set forth in Schedule A, which is attached hereto and incorporated herein by reference, are the (i) names and (ii) present principal occupations of the executive officers and directors of Danaher and each person who controls Danaher. Each of such persons is a citizen of the United States of America and has a business address at the address of Danaher.

     During the past five years, neither Danaher nor, to the best knowledge of Danaher, any of its executive officers, directors or controlling persons has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

     During the past five years, neither Danaher nor, to the best knowledge of Danaher, any of its executive officers, directors or controlling persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration

     Danaher intends to acquire the securities of the Issuer from Danaher's available working capital credit lines. No new borrowings will be made for the purpose of acquiring the securities.

     Item 4.  Purpose of Transaction

      On May 7, 1995, Danaher entered into a Stock Purchase Agreement (the "Purchase Agreement") with Group Treco, Ltee ("Treco"), Marc Guindon and Marcel Dutil pursuant to which Danaher agreed, subject to the terms and conditions set forth in the Purchase Agreement, to purchase 2,601,000 shares of Common Stock of the Issuer from Treco. A copy of the Purchase Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

      Danaher presently intends, subject to fulfillment of the conditions to the closing set forth in the Purchase Agreement, to purchase the shares of Common Stock of the Issuer from Treco five days after the date (the "HSR Expiration Date") of the expiration or early termination of the waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended. The HSR Expiration Date is anticipated to occur on or before June 12, 1995.

     On May 15, 1995, pursuant to the Purchase Agreement, Danaher proposed a transaction to the Issuer's Board of Directors in which Danaher would acquire the remaining publicly-held shares of Common Stock of the Issuer at a price of $10.50 per share. This proposal was set forth in a letter dated May 15, 1995 from Danaher to the Board of Directors of the Issuer. A copy of the Danaher proposal is attached as Exhibit 2 and is incorporated herein by reference.

     Item 5.  Interest in Securities of Issuer

      On May 7, 1995, Danaher entered into the Purchase Agreement under which it agreed to purchase from Treco, under the terms and conditions set forth therein, 2,601,000 shares of Common Stock of the Issuer at a price of $10.50 per share. The shares that Danaher has the right to acquire pursuant to the Purchase Agreement represent 56.0% of the total number of shares outstanding at May 7, 1995. The Purchase Agreement is attached hereto as Exhibit 2. Except as set forth in this Item 5, neither Danaher, nor to the best of Danaher's knowledge, any persons named in Schedule A beneficially owns any shares of Common Stock of the Issuer.

     Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

      Other than the Purchase Agreement described in Item 4 hereof, there are presently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7.  Material to be filed as Exhibits

      The Index of Exhibits attached to this Statement is incorporated herein by reference in its entirety.

Exhibit  1:     Stock Purchase Agreement dated May 7, 1995  among
Danaher, Group Treco,              Ltee, Mark Guindon and  Marcel
Dutil
Exhibit  2:      Danaher Corporation letter dated  May  15,  1995
containing     proposal to acquire                shares  of  the
Issuer not held by Treco.



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 17, 1995

                         DANAHER CORPORATION


                                  /s/          Patrick         W.
Allender___________________
                         By:  Patrick W. Allender
                         Title:    Chief Financial Officer


                    INDEX OF EXHIBITS

Number                      Description                      Page

Exhibit 1                   Stock Purchase Agreement dated    9
                            May 7, 1995 among Danaher,
                              Group  Treco,  Ltee,   Marc
Guindon
                            and Marcel Dutil

Exhibit  2                   Danaher Corporation letter dated  May
15,  24
                             1995 containing proposal  to
acquire
                             shares  of  the Issuer   not
held by Treco.


                       SCHEDULE A


NAME and PRINCIPAL OCCUPATION

Mortimer M. Caplin
Caplin & Drysdale
One Thomas Circle, N.W., Suite 1100
Washington, DC 20005
Senior Member of Caplin & Drysdale, a law firm in Washington, D.C. for over five years; Director of Fairchild Industries, Inc., Fairchild Corporation,
Presidential Realty Corporation, and Unigene
Laboratories, Inc.

Donald J. Ehrlich
Wabash National Corporation
1000 Sagamore Parkway South
Lafayette, IN 47905
 President, Chief Executive Officer and Director of
Wabash National Corporation, a manufacturer of truck trailers and bimodal vehicles, for five years; Director of Indiana Secondary Market Corporation and NBD Bank,
N.A., Northwest.

Walter G. Lohr, Jr.
Hogan & Hartson
111 S. Calvert Street, Ste. 1600
Baltimore, MD 21202-6191
Partner of Hogan and Hartson, a law firm in Baltimore, Maryland, since 1992; attorney in private practice 1987-
1992.

Steven M. Rales Chairman of the Board of Danaher since
1984; Chief Executive Officer of Danaher until February
1990; and General Partner of Equity Group Holdings, a partnership located in Washington, DC with interests in publicly traded securities, manufacturing companies and media operations since 1979.

Mitchell P. Rales President of Danaher from 1987 to
February 1990; Executive Vice President of Danaher from
January 1984 to March 1987; and General Partner of Equity
Group Holdings, a general partnership located in Washington, DC with interests in publicly traded securities, manufacturing companies and media operations, since 1979.

George M. Sherman President and Chief Executive Officer of the Company since February 1990; Executive Vice
President and President of the Power Tools and Home
Improvement Group of The Black & Decker Corporation from
1985 to 1990.

A. Emmet Stephenson
Stephenson & Company
100 Garfield Street
Denver, CO 80206
President of Stephenson and Co., a private investment management firm in Denver, Colorado for more than five years; Senior Partner of Stephenson Merchant Banking for more than five years.

Patrick W. Allender Senior Vice President, Chief
Financial Officer and Secretary of Danaher

James H. Ditkoff Vice President-Finance/Tax of Danaher

C. Scott Brannan, Vice President Administration and
Controller of Danaher

John P. Watson Vice President and Group Executive of
Danaher

Dennis D. Claramunt, Vice President and Group Executive of Danaher

                        EXHIBIT 1

                    STOCK PURCHASE AGREEMENT

     STOCK PURCHASE AGREEMENT (this "Agreement") dated as of May 7, 1995, by and between DANAHER CORPORATION, a Delaware corporation (the "Purchaser"), GROUP TRECO,
LTEE, a corporation organized under the laws of the Province of Quebec ("Treco"), MARC GUINDON and MARCEL
DUTIL (the "Principals", and with Treco, collectively, the "Sellers").

                  W I T N E S S E T H:

     WHEREAS, Treco owns good and marketable title to Two
Million Six Hundred One Thousand (2,601,000) shares  (the
"Shares") of Common Stock, par value $.01 per share  (the
"Common Stock") of Total Containment, Inc., a Delaware corporation (the "Company");

      WHEREAS, the Principals own all of the stock of Treco and will directly benefit from the transactions contemplated hereby;

      WHEREAS, the Sellers desire to assure to the other holders of shares of Common Stock of the Company an opportunity to sell their shares on terms and conditions no less favorable than the terms and conditions upon which the Purchaser will purchase the Shares hereunder;

      WHEREAS, the Purchaser desires to purchase the Shares from Treco and Treco desires to sell the Shares to the Purchaser.

      NOW THEREFORE, in consideration of the premises and respective agreements set forth herein, and in reliance upon the respective representations and warranties made hereunder, the parties hereto agree as follows:

     1.   SALE AND PURCHASE OF COMMON STOCK

           1.1.  Agreement to Sell.  Upon the  terms  and
conditions  hereinafter set forth, Treco agrees  and  the
Principals agree to cause Treco to sell, assign, transfer
and  deliver  to  the  Purchaser at the  Closing  on  the
Closing  Date  (as  defined  in  Section  1.3),  and  the
Purchaser hereby agrees to purchase and accept from Treco
at  the  Closing  on the Closing Date, the  Shares.   The
Shares  shall  be conveyed free and clear of  all  liens,
claims, charges, pledges, security interests, pre-emptive
rights,   rights  of  first  refusal,  encumbrances   and
restrictions, other than restrictions, if any, on resale under federal and state securities laws (collectively, "Liens").

           1.2.  Purchase  Price.   In  reliance  on  the
representations,  warranties  and  covenants  set   forth
herein  and in consideration of Treco's sale, assignment,
transfer and delivery of the Shares to the Purchaser, the
Purchaser shall pay to Treco aggregate cash consideration
(the "Purchase Price") in the amount equivalent to $10.50
per  Share  (the  "Per  Share Price"),  or  Twenty  Seven
Million  Three Hundred Ten Thousand Five Hundred  Dollars
($27,310,500.00).  The Purchase Price shall be payable by
the Purchaser to Treco in immediately available funds  by
delivery on the Closing Date of a wire transfer  of  U.S.
currency  to an account designated in writing  by  Treco.
If  the  Purchaser  agrees, pursuant  to  a  Cash  Merger
Agreement (as defined in Section 6.5) to purchase  shares
of  Common  Stock of the Company from holders other  than
Treco  at a price per share that is greater than the  Per
Share  Price,  the  Purchaser  agrees  to  increase   the
Purchase Price to an amount per Share equal to the higher price paid for the shares of Common Stock pursuant to the Cash Merger Agreement or in any other transaction made available to all or substantially all of the minority shareholders of the Company.

            1.3.  Closing.   Subject  to  the  terms  and
conditions  of this Agreement, the sale and  purchase  of
the  Common  Stock  contemplated hereby  (the  "Closing")
shall take place at 10:00 a.m., local time, on either (i)
the  date  that  is not later than July 6,  1995  if  the
Company Action (as defined in Section 6.5) occurs  on  or
before May 19 and the date (the "Expiration Date") of the
expiration or termination of the waiting period under the
Hart Scott Rodino Antitrust Improvements Act of 1976,  as
amended  (the  "HSR Act") occurs on or  before  June  30,
1995,  or (ii) one additional business day after  July  6
for  each  additional business day after May 19 on  which
the  Company Action occurs, assuming the Expiration  Date
has  occurred  (the  "Closing Date"), provided,  however,
that,  the Closing Date shall not be later than  48  days
after  the  later of (a) the Company Action  or  (b)  the
Expiration  Date.   Notwithstanding  the  foregoing,  the
Purchaser shall have the right, upon five (5) business days notice to Seller following the Expiration Date to close on the purchase of the Shares. The Closing shall take place at the offices of Piper & Marbury L.L.P., Philadelphia, Pennsylvania, on the Closing Date or at such other time, date or place as the Purchaser and Treco may mutually agree upon in writing; provided, however, that prior to the Closing, all of the conditions in Sections 6 and 7 of this Agreement shall have been satisfied or waived, as the case may be.

           1.4. Seller's Obligations at Closing.  At  the
Closing,  the  Sellers will deliver to the Purchaser  the
following    (collectively,   the    "Sellers'    Closing
Documents"):

                 (i)   all  original  stock  certificates
evidencing the Shares held by Treco, duly executed in blank or accompanied by stock powers, duly executed in blank together with signature guarantees for Treco;

                (ii)  a duly-executed Closing Certificate
(as defined in Section 6.1 hereof), dated as of the Closing Date, with respect to the matters set forth in
Section 6.1 hereof;

                (iii)      an  opinion  of  the  Sellers'
counsel in form and substance customary in transactions of the sort contemplated by this Agreement; and

                (iv) such other documents and instruments
as   may  be  required  to  consummate  the  transactions
contemplated hereunder.


           1.5.  Purchaser's Obligations at Closing.   At
the Closing, the Purchaser will deliver to the Sellers cash representing payment of the Purchase Price.

     2.   REPRESENTATIONS AND WARRANTIES OF THE SELLER.

          Treco and each of the Principals hereby jointly and severally represent and warrant to the Purchaser as follows:

           2.1.  Title to Common Stock.  Treco  owns  the
Shares beneficially and of record, free and clear of any Liens. Treco has full power and authority to convey the Shares owned by it free and clear of any Liens, and upon delivery of payment for the Shares as herein provided, Treco will convey good and marketable title thereto free and clear of any Liens. The Sellers are not a party to or bound by any options, calls, contracts, or commitments of any character relating to any issued or unissued stock or any other equity security issued or to be issued by the Company.

          2.2. Authority; Capital Structure.  The Sellers
have   the   absolute  and  unrestricted  right,   power,
authority  and  capacity  to  execute  and  deliver  this
Agreement,  and  to  perform the  obligations  hereunder.
This  Agreement  has been duly and validly  executed  and
delivered   by   the  Sellers  and  (assuming   the   due
authorization,  execution and  delivery  thereof  by  the
Purchaser)  constitutes  the  legal,  valid  and  binding
obligation  of  the  Sellers,  enforceable  against   the
Sellers  in accordance with its terms, subject to general
principles  of equity (regardless of whether  enforcement
is  sought  in  a proceeding at law or in  equity).   The
authorized  and outstanding capital stock of the  Company
on  the  date  hereof  consists of 10,000,000  shares  of
Common  Stock, of which 4,641,600 shares are  issued  and
outstanding.   As of the date hereof, there  are  205,000
shares  of  the  Common Stock reserved for issuance  upon
exercise   of   options   under   the   Company's   Stock
Compensation Plan. On the date hereof, there are (a) no other shares of capital stock of the Company authorized, issued or outstanding, except 1,000 shares of preferred stock which are authorized but unissued and (b) no other outstanding agreements subscriptions, options, warrants, calls or other rights of any kind obligating the Company to issue or redeem any shares of Common Stock.

          2.3. No Conflict with Other Documents. Neither the execution and delivery of this Agreement, nor the carrying out of any of the transactions contemplated hereby, will result in any violation, termination or modification of, or be in conflict with, (i) any terms of any contract, instrument or other agreement to which the Seller is a party or by which it or any of its properties are bound or affected, or (ii) any law, rule, regulation, license, permit, judgment, decree or order applicable to the Sellers.

           2.4.  Brokers and Advisors.  The Sellers  have
taken  no  action which would give rise to a valid  claim
against  any  party  hereto for a  brokerage  commission,
finder's  fee,  counseling  or  advisory  fee,  or   like
payment.

            2.5.   Company  Financial  Statements.    The
Company's  audited financial statements  for  the  fiscal
years  ended  December 31, 1992, 1993 and  1994  and  the
Company's unaudited consolidated financial statements for
the  fiscal  quarter ended March 31, 1995  (collectively,
the   "Financial  Statements")  have  been  prepared   in
accordance  with generally accepted accounting principles
("GAAP")  consistently  followed throughout  the  periods
covered  by such statements (except (i) as may be  stated
in  the  explanatory notes to such statements or (ii)  as
may  have been previously disclosed by the Company or the
Sellers  to  the  Purchaser),  and  present  fairly   the
financial position and results of operations of the Company at the dates of such statements and for the periods covered thereby. The Company's Annual Report on Form 10-K for the year ended December 31, 1994, its proxy statement dated March 23, 1995, and all other reports or documents required to be filed with the Securities and Exchange Commission pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the
"Exchange Act"), through the Closing Date complied, in all material respects, when filed, with the requirements of the Exchange Act, except as previously disclosed by the Company to the Purchaser.

           2.6. No Undisclosed Liabilities. The Company has no liabilities or obligations of any nature required to be reflected, reserved against or accrued on its balance sheet at March 31, 1995 under FASB 5 or otherwise under GAAP which were not so reflected or reserved against or accrued. Since March 31, 1995, the Company has not incurred any such liability or obligation other than in the ordinary course of business or except as previously disclosed by the Company or the Sellers to the Purchaser.

            2.7.   No  Material  Adverse  Change.   Since
December 31, 1994, there has not been any change  in  the
Company's  financial  position,  results  of  operations,
assets,  liabilities, net worth or business,  other  than
changes in the ordinary course of business which have not
been  materially adverse and except for such  changes  as
have  been  previously disclosed by the  Company  or  the
Sellers  to the Purchaser.  Since December 31, 1994,  the
Company has not experienced any event or condition of any
character which has materially adversely affected or will
so  affect  its properties, business, financial position,
results  of  operations, or net worth,  except  for  such
events  or   conditions as have been previously disclosed
by the Company or the Sellers to the Purchaser.

     3.   REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

          The Purchaser hereby represents and warrants to the Sellers as follows:

           3.1. Organization and Standing. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power to carry on its business as it is now being conducted and to own or hold under lease the properties and assets it now owns or holds under lease.

          3.2. Authority.  The Purchaser has the absolute
and unrestricted right, power, authority and capacity  to
execute  and  deliver this Agreement, and to perform  the
obligations  hereunder.   Subject  to  Section  6.8,  the
execution, delivery and performance of this Agreement  by
the  Purchaser has been duly authorized by all  necessary
corporate  action  on  the part of  the  Purchaser.   The
Agreement   has  been  duly  and  validly  executed   and
delivered  by  the  Purchaser  and  (assuming   the   due
authorization,  execution and  delivery  thereof  by  the
Seller)   constitutes  the  legal,  valid   and   binding
obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

          3.3. No Conflict with Other Documents.  Neither
the  execution  and delivery of this Agreement,  nor  the
carrying  out  of  any  of the transactions  contemplated
hereby,  will  result  in any violation,  termination  or
modification  of,  or  be  in  conflict  with,  (i)   the
Purchaser's Charter or By-Laws, (ii) any terms of any contract, instrument or other agreement to which the Purchaser is a party or by which it or any of its properties is bound or affected, or (iii) any law, rule, regulation, license, permit, judgment, decree or order applicable to the Purchaser.

           3.4. Investment Intent.  It is the Purchaser's
present  intention to acquire the Shares as an investment
for its own account and not with a view to, or for resale
in  connection  with, any distribution thereof,  and  the
Purchaser   has  no  present  intention  of  selling   or
distributing such securities in violation of any federal or state securities laws.

          3.5. Integration of the Company.  The Purchaser
presently  intends  to  integrate the  Company  into  its
existing  environmental products  group.   The  Purchaser
will  not be required to make an affirmative response  to
Item 2(e) of Schedule 13D. The Purchaser does not presently intend to dissolve or liquidate the Company or sell all or substantially all of its assets or to merge it with other than an affiliate of the Purchaser.
Notwithstanding the foregoing, nothing in the preceding sentence shall restrict the Purchaser from taking such actions in the future.

           3.6. Company Stock Compensation Plan.  If  the
Purchaser  acquires  the Shares  it  will  use  its  best
efforts   to  cause  the  Company  to  amend  its   Stock
Compensation Plan and stock option agreements to provide for the immediate acceleration of vesting of options previously granted pursuant to such plans.

                4.    COVENANTS OF THE SELLERS.  Each  of
the Sellers covenants to the Purchaser that, except as otherwise consented to in writing by the Purchaser after the date of this Agreement:

          4.1. Cause Conditions to be Satisfied.  Each of
the  Sellers shall use its best efforts to take or  cause
to  be  taken all actions and do or cause to be done  all
things  necessary, proper or advisable  under  applicable
laws  to  consummate and make effective the  transactions
contemplated hereby, including without limitation, all of
the  conditions set forth in Sections 6 and 7.2  and  the
initiation  of  the  solicitation  of  proxies  and   the
approval   by   the  stockholders  of  the  Cash   Merger
Agreement.

           4.2. Hart-Scott-Rodino Act.  On or before  May
12,  1995, Treco will file a Premerger Notification  Form
(the  "Form") required to be made on its part  under  the
HSR  Act  and  to  make  any and all  additional  filings
required  to be made on its part under the HSR Act.   The
Sellers  shall furnish the Purchaser with such  necessary
information  and reasonable assistance as  the  Purchaser
may   request   in   connection  with   the   Purchaser's
preparation of necessary filings or submissions under the
provisions  of  the HSR Act.  Sellers  shall  make  their
filing   on  a  basis  which  is  consistent   with   the
Purchaser's and shall not take a position with the Federal Trade Commission or the Antitrust Division or any other party whether orally or in writing which is inconsistent with such filing.

             4.3.   No   Competing   Offers;   Prohibited
Transactions. For the period from the date hereof up to and including the Closing Date, none of the Sellers will solicit, or cause to be solicited, offers, nor enter nor cause others to enter into discussions of any sort with any other party or parties concerning the sale of all or part of the Shares, the merger or consolidation of Company or the sale or leasing of all or substantially all of the Company's assets, and none of the Sellers will seek or cause any other person to seek the affiliation of the Company with any entity other than Purchaser and none of the Sellers will negotiate or entertain any offer with respect to such affiliation. The Principals will use their best efforts to assure that the Company will not issue additional debt or equity securities, declare or pay any dividend or distribution on its Common Stock.
Treco shall disclose to the Purchaser any other offer it receives for the Shares.

           4.4.  Information.  The Sellers will use their
best  efforts to cause the Company to give the  Purchaser
and  the  Purchaser's advisors full access during  normal
business hours throughout the period prior to the Closing
Date  to all of the properties, books and records of  the
Company and to the officers and employees of the Company.
The  Sellers  will use their best efforts  to  cause  the
Company  to  provide all such information concerning  the
Company  and  its  businesses  and  properties   as   the
Purchaser may reasonably request.

           4.5.  Shareholders  Meeting.   The  Principals
shall take and shall use their best efforts to cause the Company to take all action necessary, in accordance with applicable law and the Company's Charter and By-Laws to convene a special meeting of the holders of Common Stock as promptly as practicable for the purpose of considering and taking action on the Cash Merger Agreement, provided, however, that the Principals shall not be required to call the special meeting of the Company's stockholders.
Treco agrees and the Principals shall cause Treco to vote the Shares at the special meeting of the stockholders of the Company in the same proportion as the holders of shares of Common Stock have voted in favor of or against the Cash Merger Agreement.

      5.    COVENANTS  OF THE PURCHASER.   The  Purchaser
covenants to the Sellers that, except as otherwise consented to in writing by the Sellers after the date of this Agreement:

           5.1.  Cause  Conditions to Be Satisfied.   The
Purchaser shall use its best efforts to take or cause to be taken all actions and do or cause to be done all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated hereby, including, without limitation, all of the conditions set forth in Sections 7.1 and 7.3.

           5.2. Hart-Scott-Rodino Act.  On or before  May
12, 1995, the Purchaser will file the Form required to be
made  on  its part under the HSR Act and to make any  and
all  additional filings required to be made on  its  part
under  the  HSR  Act.  The Purchaser  shall  furnish  the
Sellers  with  such necessary information and  reasonable
assistance as the Sellers may request in connection  with
the   Sellers'  preparation  of  necessary   filings   or
submissions under the provisions of the HSR Act.

           5.3. Other Company Shareholders.  On or before
the  close  of  business on May 15, 1995,  the  Purchaser
agrees to propose a transaction to the Board of Directors
of  the  Company  whereby the Company  would  merge  with
Purchaser or an affiliate of Purchaser resulting  in  the
acquisition  of  the  Shares  of  Common  Stock  held  by
stockholders  other than the Sellers  or  to  enter  into
another  transaction  to the same effect,  on  terms  and
conditions  not  less  favorable  than  the   terms   and
conditions under which the Purchaser has agreed to acquire the Shares hereunder. The Purchaser shall not be in breach of this covenant if the Purchaser does not make such proposal to the Company stockholders because the Company Action does not occur.

           5.4. Indemnification for Certain Claims.   The
Purchaser agrees to indemnify, defend and hold Treco  and
the Principals (from and after the Closing hereunder) and
the  other  directors of the Company (from and after  the
date  of the Company Action, provided, however, that this
indemnification  provision shall  be  terminated  if  the
closing  of  the  Cash Merger Agreement does  not  occur)
harmless  from  and against any loss,  cost,  damage  and
expense (collectively, "Losses") which arises out of  any
claim relating to the execution, delivery and performance
under  this  Agreement or the sale of the Shares  to  the
Purchaser hereunder or the taking of the Company  Action,
provided,   however,   that   with   respect    to    the
indemnification  of  Treco and the Principals  hereunder,
the  Purchaser  shall be liable for  only  fifty  percent
(50%)   of  the  first  Five  Hundred  Thousand   Dollars
($500,000)  of  indemnified Losses (50% of  each  dollar)
that are based on claims against Treco or the Principals.
The   maximum  aggregate  liability  of  Treco  and   the
Principals  for  such Losses shall be Two  Hundred  Fifty
Thousand Dollars ($250,000).  The Sellers agree  to  give
the   Purchaser  prompt  notice  of  any  claims  of  the
Principals  which may give rise to a claim  by  them  for
indemnification hereunder.  The Purchaser shall have  the
right to control the defense of any claims which are  the
subject  to a claim for indemnification hereunder.   Upon
request  of  the  Purchaser, the Principals  will  assign
their  benefits under the D&O Policy and their rights  to
indemnification under the Company's Charter  and  By-Laws
to  the Purchaser and will cooperate in all respects with
the   Purchaser   in   all  matters   relating   to   the
indemnification   provided  hereunder.    The   Company's
directors  shall  be  third party beneficiaries  of  this
Section 5.4 as it relates to the Purchaser's obligations to indemnify them. The Purchaser covenants not to sue the Sellers for any breach of Section 2.3 relating to the fiduciary duty of the Seller in connection with the transactions contemplated by this Agreement.

            5.5   Certain  Employment  Agreements.    The
Purchaser  shall,  as  soon  as  practicable  after   the
purchase  of  the Shares and the completion of  the  Cash
Merger Agreement offer to amend the employment agreements
of  James  L. Lawrence, Homer L. Holden, Jeffrey  Boehmer
and  Charles Pearson to change the term from a three  (3)
year automatically extendable term to a two (2) year fixed term contract, require a severance payment equal to (but never less than one years base salary) the base salary remaining to be paid during such term in the event the employee is terminated during such term without cause.

          6.   CONDITIONS TO THE PURCHASER'S OBLIGATIONS.
Unless waived by the Purchaser in writing in its sole discretion, all obligations of the Purchaser under this Agreement are subject to the fulfillment, prior to or at the Closing, of each of the following conditions:

          6.1. Representations, Warranties and Covenants.
The   representations  and  warranties  of  the   Sellers
contained  in Section 2 of this Agreement shall  be  true
and  correct  on the date hereof and at  and  as  of  the
Closing  Date  with  the  same  effect  as  though   such
representations and warranties had been made again at and as of such date; the Sellers shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Closing; and the Purchaser shall have received from the Sellers a certificate or certificates in such reasonable detail as the Purchaser may reasonably request, signed by the Sellers and dated the date of Closing, to the foregoing effect.

           6.2.  Closing  Deliveries.  The Sellers  shall
have   made  the  closing  deliveries  required  of  them
pursuant to Section 1.4.

          6.3. Approvals of Governmental Authorities; HSR
Act.  All governmental approvals legally necessary in the
opinion  of  the  Purchaser's counsel to  consummate  the
transactions  contemplated by this Agreement  shall  have
been  received and shall not contain any provision which,
in  the  judgment of the Purchaser, is unduly burdensome.
All  waiting  periods under the HSR  Act,  including  any
extensions   thereof,  shall  have   expired   and   been
terminated and no objection to the consummation of the transactions contemplated hereby shall have been raised by the Federal Trade Commission or the Antitrust Division of the Department of Justice.

           6.4.  No  Adverse Proceedings or  Events.   No
suit, action or other proceeding against the Company, the Purchaser, or the Sellers or their respective officers or directors, shall be threatened or pending before any court or governmental agency in which it will be or it is sought to restrain or prohibit any of the transactions contemplated by this Agreement or to obtain damages or other relief in connection with this Agreement or the transactions contemplated hereby.

           6.5.  Company  Action.  As  requested  by  the
Purchaser, the Company shall have taken one or both of the following actions ("Company Action"): (i) obtained
Board approval of and entered into a definitive cash merger agreement between the Company and the Purchaser or an affiliate of the Purchaser containing customary terms and conditions (the "Cash Merger Agreement"), or (ii) filed a Schedule 14D-9 with the Securities and Exchange
Commission in which the Board of Directors of the Company either recommends or states it will not oppose that the Company's stockholders accept a previously announced tender offer (the "Tender Offer") by the Purchaser for any and all of their shares.

           6.6. Consulting and Non-Competition Agreement.
Veeder Root Company, and affiliate of the Purchaser,  and
Marc Guindon shall have entered into a Consulting and Non-
Competition  Agreement.   The  material  terms  of   this
agreement are set forth on Exhibit A attached hereto. In addition, Marc Guindon shall have agreed to terminate his Employment Agreement with the Company upon the request of the Company at any time after the Purchaser acquires the Shares and Veeder Root Company executes and delivers the Consulting and Non-Competition Agreement.

           6.7.  Certain Prohibited Actions.  The Company
shall  not  have issued or entered into any agreement  to
issue  any  additional  debt  or  equity  securities   or
declared or agreed to declare and pay any dividend or make any distribution.

          6.8. Danaher Corporation Board Approval.  On or
before  11:59 p.m. on May 7, 1995, the Board of Directors
of   Danaher   Corporation  shall  have   approved   this
Agreement.   If  such approval is not  obtained  by  such
time, this Agreement shall be null and void.

     7. CONDITIONS TO THE SELLER'S OBLIGATIONS. Unless waived by the Sellers, all obligations of the Sellers under this Agreement are subject to the fulfillment, prior to or at the Closing, of each of the following conditions:

          7.1. Representations, Warranties and Covenants.
The  representations  and  warranties  of  the  Purchaser
contained  in Section 3 of this Agreement shall  be  true
and  correct  on the date hereof and at  and  as  of  the
Closing  Date  with  the  same  effect  as  though   such
representations and warranties had been made again at and as of such date; the Purchaser shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it on or prior to the Closing; and the Company and the Seller shall have received from the Purchaser a certificate or certificates in such reasonable detail as the Company may reasonably request and dated the date of Closing to the foregoing effect.

           7.2.  No  Adverse Proceedings or  Events.   No
temporary  restraining  order, preliminary  or  permanent
injunction  or  other   order  issued  by  any  court  of
competent  jurisdiction  or  other  legal  restraint   or
prohibition preventing or restricting the consummation of the transactions contemplated hereby shall be in effect at the Closing Date.

           7.3. Consulting and Non-Competition Agreement.
Veeder-Root Company shall have entered into a  Consulting
and  Non-Competition Agreement with  Marc  Guindon.   The
material terms of this agreement are set forth on Exhibit
A attached hereto. In addition, Marc Guindon shall have agreed to terminate his Employment agreement with the Company upon the request of the Company at any time after the Purchaser acquires the Shares and Veeder Root Company executes and delivers the Consulting and Non-Competition
Agreement.

     8.        MISCELLANEOUS.

           8.1. Expenses. Each party to this Agreement shall pay all of its expenses relating hereto, including fees and disbursements of its counsel, accountants and financial advisors, whether or not the transactions hereunder are consummated.

           8.2.  Notices.   Except as otherwise  provided
herein,   all  notices,  requests,  demands   and   other
communications under or in connection with this Agreement shall be in writing, and, (a) if to the Purchaser, shall be addressed to:

               Patrick W. Allender, Senior Vice President
               Danaher Corporation
               1250 24th Street, N.W., Suite 800
               Washington, D.C.  20037
               Fax 202-828-0860
               and

               George P. Stamas, Esquire
               Piper & Marbury L.L.P.
               1200 19th Street, N.W.
               Washington, D.C.  20036
               Fax 410-576-1688

(b) if to the Sellers shall be addressed to:

               Groupe Treco, Ltee
               c/o Heenan Blaikie
               1250 Rene-Levesque Blvd. West, Suite 2500
               Montreal, Quebec  H3B 4Y1
               Fax No. 610-666-1233

               Marc Guindon, Chairman and Chief Executive
Officer
               Total Containment, Inc.
               422 Business Center
               A130 North Drive
               P.O. Box 939
               Oaks, Pennsylvania  19456
               Fax No. 610-666-1233

               Marcel Dutil
               President et Chef de la direction
               le Groupe Canan Manac
               270 Chemin du Tremblay
               Boucherville, (Quebec)
               Canada J4B 5X9
               Fax 514-641-4001

with a copy to:

               Joseph M. Haranza, Esq.
               Stevens & Lee
               111 Sixth Street, P.O. Box 679
               Reading, Pennsylvania  19603
               Fax 610-376-5610

        All   such   notices,   requests,   demands    or
communications shall be mailed postage prepaid, certified mail, return receipt requested, or by overnight delivery or delivered personally, and shall be sufficient and effective when delivered to or received at the address so specified. Any party may change the address at which it is to receive notice by like written notice to the other.

           8.3.  Termination.   The  parties,  by  mutual
written consent, may terminate this Agreement at any time
prior  to  the Closing and, unless otherwise specifically
provided  in such consent, any such termination shall  be
without  liability  on  the part  of  any  party  hereto.
Either  the  Purchaser  or  the  Sellers  may  elect   to
terminate  this  Agreement in  the  event  that  (i)  any
condition for the terminating party to close has not been
met  or  waived  by  it  or them in  its  or  their  sole
discretion on or before September 30, 1995, or  (ii)  the
purchase  of  the Shares is not closed by  September  30,
1995.  Any such termination shall be without liability to
the  Purchaser or the Sellers, except to the extent  that
there  shall  have  occurred any willful  or  intentional
breach    of    this   Agreement   or   any   intentional
misrepresentation or breach of warranty, as to each of which all legal remedies of the party adversely affected shall survive and be enforceable.

          8.4. Entire Agreement.  This Agreement together
with   Exhibit A is intended by the parties to  and  does
constitute  the  entire agreement  of  the  parties  with
respect   to  the  transactions  contemplated   by   this
Agreement.  This Agreement supersedes any and  all  prior
understandings, written or oral, between the parties, and
this   Agreement   may  be  amended,  modified,   waived,
discharged or terminated only by an instrument in writing signed by the party against which enforcement of the amendment, modification, waiver, discharge or termination is sought.

           8.5.  Assignment.  This Agreement may  not  be
assigned  by any party hereto, except that the  Purchaser
may   assign  this  Agreement  to  one  or  more  of  its
subsidiaries, provided that the Purchaser shall remain primarily liable on this Agreement, notwithstanding any assignment.

           8.6. Break-Up Fee. (a) If the Closing has not taken place and an offer that is made prior to September
30, 1995 results in a Third Party Acquisition (as defined) by the offeror which closes prior to the termination of this Agreement or within one (1) year thereafter, the Sellers shall pay the Purchaser, within five (5) days following receipt of its proceeds from the Third Party Acquisition, a fee (the "Break-Up Fee") in an amount equal to the difference between the aggregate consideration paid to the Sellers with respect to such Third Party Acquisition and the Purchase Price.

            (b)   If  the  Purchaser  closes  under  this
Agreement, and then, within six (6) months following the Closing Date, as a result of a successful competing
Higher Offer for the Company, the stockholders of the Company are to receive a price per Share in excess of the Per Share Price, the Purchaser shall have the right to put the Shares to the Seller at the Per Share Price and Treco shall pay a Break-Up Fee to the Purchaser following
Treco's receipt of payment for the Shares.

           (c) "Higher Offer" means the price per share of Common Stock (or equivalent price offered for the Company calculated on a per share basis) that is offered by a third party in excess of the Per Share Price.
"Third Party Acquisition" means (i) the Company is acquired by merger or otherwise by a third party, (ii) a third party acquires all or substantially all of the total assets of the Company, (iii) the Company adopts a plan of liquidation or an extraordinary dividend relating to all or substantially all of the assets, or (iv) the Company repurchases the Shares.

           8.7. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware.

            8.8.  Survival.   Then  representations   and
warranties set forth in Sections 2.1 through 2.4 and  3.1
through 3.4 shall survive the Closing without limitation.
The  representations and warranties set forth in Sections
2.5 through 2.7 shall survive the Closing for a period of
one  (1)  year  from the Closing Date, provided  however,
that  the Purchaser's remedies after the Closing for  any
inaccuracy  or breach of representation or  warranty  set
forth in Sections 2.5 through 2.7 shall be limited to the
right  to indemnification set forth in Section 8.9.   All
agreements of the parties shall survive the Closing and expire in accordance with their terms.

           8.9.  Indemnification by Guindon.   After  the
Closing  Date,  Marc  Guindon  covenants  and  agrees  to
indemnify, defend and hold the Purchaser, the Company and
their respective directors and officers harmless from any
losses,  costs,  damages  and expenses  (collectively,  a
"Loss") actually incurred by it which arises out  of  the
inaccuracy  or breach of any representation  or  warranty
set forth in Sections 2.5 through 2.7 that results in, or
may  reasonably  be  expected to result  in,  a  material
adverse  change  in the Company's financial  position  or
results  of  operations.   Marc  Guindon  shall  have  no
obligation to indemnify the Purchaser under this  Section
unless  (i) he had actual knowledge prior to the  Closing
of  the  inaccuracy  or breach of any  representation  or
warranty set forth in Sections 2.5 through 2.7 that gives
rise  to  the  Loss  and (ii) he did  not  disclose  such
information  to the Purchaser prior to the Closing  Date.
Marc  Guindon's  indemnification  obligation  under  this
Section  8.9  shall not exceed Two Million  Five  Hundred
Thousand  Dollars ($2,500,000) in the aggregate.   In  no
event shall Marc Guindon be liable, for punitive damages.
Except  as set forth in this Section 8.9 with respect  to
Marc  Guindon,  neither Treco, Marc  Guindon  nor  Marcel
Dutil  shall  have  any liability to the  Purchaser,  the
Company  or  their respective directors or  officers  nor
shall any of them be obligated to indemnify the Purchaser
for  any  inaccuracy or breach of the representations  or
warranties  set  forth  in Sections  2.5  though  2.7  or
otherwise   for   nondisclosure   or   misdisclosure   in
connection  with  this Agreement or in  the  transactions
contemplated hereby or otherwise, whether such  liability
arises  in tort, contract or under the federal securities
laws  or  otherwise;  the Purchasers sole  and  exclusive
remedy  shall  be to require Mr. Guindon to indemnify  it
pursuant to this Section 8.9.  Marc Guindon shall not  be
liable  under  this  Section  8.9  unless  a  claim   for
indemnification is made within one year following the Closing Date. Marc Guindon's indemnification obligation for claims made within one (1) year of the Closing Date shall survive until the resolution of such claim.

      8.10.      Publicity.   Except  as  required  under
applicable  law,  neither the Purchaser nor  the  Sellers
shall  issue any press release and the Sellers shall  use
their best efforts to cause the Company not to issue  any
press   release  relating  to  this  Agreement   or   the
transactions  contemplated  hereby  without   the   prior
consent   of   the  other  party,  which  will   not   be
unreasonably withheld.

      IN WITNESS WHEREOF, the Purchaser, the Company and the Seller have caused this Agreement to be duly executed and their respective seals to be hereunto affixed as of the date first above written.

WITNESS:                      DANAHER CORPORATION



/s/   George  P. Stamas                   /s/   James  H.
Ditkoff
                              By:  James H. Ditkoff
                              Title:  Vice President


WITNESS:                      GROUPE TRECO, LTEE



/s/  Joseph M. Harenza             /s/  Marc Guindon
                              By:  Marc Guindon
                              Title:  President



/s/  Joseph M. Harenza             /s/  Marc Guindon
                              Marc Guindon



/s/  Joseph M. Harenza             /s/  Marcel Dutil
                              Marcel Dutil


                        EXHIBIT 2

                                 TELEPHONE (202) 828-0850
                                TELECOPIER (202) 828-0860

                   DANAHER CORPORATION
                 1250 24th Street, N.W.
                        Suite 800
                 Washington, D.C. 20037




May 15, 1995



Board of Directors
Total Containment, Inc.
422 Business Center
A130 North Drive
P.O. Box 939
Oaks, Pennsylvania  19456

Gentlemen and Ms. Pageau-Goyette:


     As  I  believe  you are aware, on  May  7,  1995  we
entered into a Stock Purchase Agreement (the "Agreement")
with  Group  Treco, Ltee, Marc Guindon and  Marcel  Dutil
pursuant to which we agreed to purchase 2,601,000  shares
(approximately   56.0%)   of  Common   Stock   of   Total
Containment, Inc. ("TCI") for a purchase price of  $10.50
per share. It is our understanding that you have been furnished with copies of that Agreement.

     Pursuant to the Agreement, we are pleased to make an
offer to acquire the remaining shares of Common Stock  of
TCI  held by shareholders other than Treco for a purchase
price  of $10.50 per share.  We propose to acquire  those
shares pursuant to the terms of an agreement and plan  of
merger  between  TCI  and  a newly  formed,  wholly-owned
subsidiary  of  Danaher  Corporation.   In  that  regard,
enclosed is a draft of an agreement and plan of merger.



Board of Directors
May 15, 1995
Page 2



     We and our advisors are ready and eager to meet with
you  and your advisors as soon as possible to agree  upon
the  terms  of  a  definitive merger agreement.   Working
together, I am confident that we can develop a definitive agreement very quickly.

     I would very much appreciate hearing from you promptly so that we both may discuss how best to proceed.

Very truly yours,

DANAHER CORPORATION


/s/ George M. Sherman
George M. Sherman
Chief Executive Officer and President